





INVEST IN **TRACE FEMCARE, INC.**

# First farm-to-body tampon with hemp fiber - leading innovation for period care

TRACE
periods that heal the earth

traceyourtampon.com Nashville TN

Female Founder | Consumer Goods | Retail | B2C | Sustainability

LEAD INVESTOR

**Andrew Rosenfeld**

I met the founders of Trace Femcare over a year ago and their mission and vision are something that I felt strongly about. They are offering a solution to the feminine hygiene market that provides environmental stewardship for the person and the planet. The team continually has demonstrated to me they understands what it will take to create a successful enterprise. Through my own work regarding industrial hemp uses, Trace Femcare is one of the companies farthest along on regarding the commercialization of the use of hemp. They will likely be the key that unlocks the doors for the entire textile space as the quality of material required exceeds other end market requirements. I have been providing financial and strategy advisory work to them. Being able to spend this amount time with the founders has greatly increased my belief that Trace Femcare can become a very successful company both financially and meet all its climate beneficial goals.

**Invested $10,000 this round**

## Highlights

1. The first tampon made with hemp fiber and Climate Beneficial™ cotton
2. Founded and backed by female healthcare professionals
3. Successful commercial production trials complete
4. Patent-pending technology
5. Vertically-integrated, traceable supply chain with fibers grown in the USA
6. Raw materials inventory acquired for production through Q1 2024
7. Partnered with Carhartt, Reformation, Outerknown, etc. in the California Cotton Climate Coalition
8. $450,000 raised to date

## Our Team

**Claire Crunk** Founder, CEO

Women's Health Nurse Practitioner | Masters of Science from Vanderbilt University | Top 150 FemTech Leaders | Proven Entrepreneur | Former consultant for hemp fiber in textiles | Mom of three daughters and menstruator

As healthcare providers, we wanted better ingredients in period products and were disappointed in the lack of traceability and natural materials innovation for something as important as tampons. With Trace, we have soil-level info and the regenerative fibers we need for tampons we can feel good about putting in our bodies and in

level info and the regenerative fibers we need for tampons we can feel good about putting in our bodies and in the environment.



**Megan Galaske**  Cofounder, Brand Director

Physician | Medical Doctorate from University of Tennessee | Certified Reiki Practitioner | Holistic Health Expert | Matriarchal marketing expert and creative visionary | Parent of special needs child



**Olaf Isele**  Cofounder, Strategic Product Development Director

Chemical Engineer | Former Product Developer Procter & Gamble | Nonwovens Industry Board | Authored over 50 patents | Hemp and natural fiber production and menstrual hygiene manufacturing expert

# Pitch

## Tampons are not transparent.
Organic cotton in tampons comes from untraceable, secret supply chains that enable ongoing forced harvest labor while the industry lobbies against ingredient transparency. Even some organic cotton tampons contain plastic fibers!

## Organic is outdated.
The new standard in sustainability is regenerative farming – using holistic methods inspired by nature that rebuild soil, replenish water, and heal ecosystems to combat climate change in ways organic farming can't.

> We deserve to know what goes in our bodies
> and how it got there.
> Earth deserves better than just plastic-free.

## Our Solution.
The first farm-to-body tampon made with hemp and Climate Beneficial™ cotton sourced straight from the farm.



# TRACE

✓ Patent-pending

✓ First mover in hemp and Climate Beneficial™ cotton

✓ Best in class comfort and function

✓ Traceable to farm level for the whole truth

✓ Toxin-free and fully biodegradable

> We're different than other hygiene brands.
> Our materials and business practices honor nature,
> communities, and autonomy.

Our purified hemp fiber is as soft and absorbent as cotton and is naturally regenerative – it heals soils and sequesters more carbon than trees!

Grown with methods like multispecies cover crops and animal grazing that increase soil carbon, our Climate Beneficial™ cotton is some of the highest quality in the world.

We buy our fibers directly from U.S. farmers and have full control of them to finished product for full ingredient transparency, fair labor, and unprecedented brand integrity. Owning our raw material protects us against shortages and price volatility and gives us innovate ways to collaborate with our supply chain.



## And now is the perfect time.

People with periods want what our tampons provide as they increasingly turn away from conventional brands. Millennial and GenZ customers buy brands that have a meaningful mission and will pay 20% more.

Lifestyle tampon brands like Trace are growing 50% year-over-year and have captured 5% of Procter & Gamble's market share in just 2 years. And it won't stop there. Our target demographic has the largest purchasing power in the U.S. and tampons are an essential good.

> ## With a $3.4B total addressable US market and 6.2% CAGR, period care demand is increasing with national tampon shortages this year.



Serviceable
$2.5B

Target
$755M



We learn about tampons from doctors, friends, sisters, and moms - not from Instagram ads alone. That's why our go to market plan starts with peer-to-peer sharing through our special Kinship program. Sharing the mission earns limited-edition Affirmation cards that unlock free product and tiered rewards like exclusive access to special events and swag.

Want to uplift the mission but don't menstruate?
Gift or donate your rewards!

Our omnichannel distribution model meets our customer online in values-aligned retailers and Amazon and in brick-and-mortar with specialty popups in select markets. And since 80% of our customers prefer recurring subscriptions for period care, our direct-to-consumer model is essential.

### Reachable early adopter
### $220M
### 3.8M customers

**Forecasted Revenues and Growth**



**Customers**



779,955

371,348

99,343

2022E   2023E   2024E   2025E

**Units Sold**

6,930,480

3,114,422

421,783

2022E   2023E   2024E   2025E

94.7%   101.3%

0.0%

$83,165,763

$37,373,067

$5,061,398

$-

2022E   2023E   2024E   2025E

Our revenue forecasts are generated from industry growth patterns within our lifestyle subcategory, competitor's growth in same historical period, our go to market strategy, and on input from industry market researchers and market development veterans. Forward-looking projections cannot be guaranteed.

## We've come a long way.

✓ Raw materials secured
✓ Commercial product trials complete
✓ Performance and integrity tests successful
✓ Featured in USA Today and Nonwovens Industry
✓ $350K investment received to-date
✓ Winner, Consumer Goods Panel & Pitch 2022
✓ Top 150 Global FemTech Leader, 2022
✓ Over 400 on waitlist without any paid ads



## Join us for the new cycle that's beginning.

We won't ask customers to pre-order product until our FDA submission review is complete, and we are excited to wrap up our final testing now. It took four years and almost 300 people across 5 countries to develop our tampon, but now we need you to invest to get it over the finish line. People need these products – periods are here to stay.

> ### Tampons are just the beginning.
> ### Invest in an entirely new product category for absorbent hygiene.



Applicator Tampons*
with hemp applicator
Brick + Mortar Retail
Liners
Exit via Sale Y5
Pads*
Vertical Integration*
of hemp fiber + tampon production
Reusable Menstrual Underwear*
Bladder Leakage
Feature added to liners
*in development

We're healthcare providers, but you're a healer, too.
Join us to heal - ourselves, our kin, and our earth.
We are all healers.

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## Downloads

TRACE Timeline September 2022 1.png